02040928

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

Commission File No. 0-15950 (First Busey Corporation)
Commission File No. 33-30095 (First Busey Corporation Profit Sharing Plan and Trust)
Commission File No. 33-60402 (First Busey Corporation Employee Stock Ownership Plan and Trust)

A. Full Title of the plans and the address of the plans, if different from that of the issuer named before:

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

FIRST BUSEY CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

B. Name of the issuer of the securities held pursuant to the plans and the address of its principle executive officer:

FIRST BUSEY CORPORATION
201 WEST MAIN STREET
URBANA, IL 61801

Exhibit Index on page 36

FIRST BUSEY CORPORATION
PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

FIRST BUSEY CORPORATION
PROFIT SHARING PLAN AND TRUST

CONTENTS

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM International

INDEPENDENT AUDITOR'S REPORT

To the Profit Sharing Committee and Participants
First Busey Corporation Profit Sharing Plan and Trust
Urbana, Illinois

We have audited the accompanying statements of net assets available for benefits of **First Busey Corporation Profit Sharing Plan and Trust** as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of **First Busey Corporation Profit Sharing Plan and Trust** as of December 31, 2001 and 2000, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes, reportable transactions and party in interest transactions as of or for the year ended December 31, 2001 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Champaign, Illinois
May 3, 2002

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001	2000
ASSETS		
Investments at fair value:		
Common stocks	$ 11,335,899	$ 11,573,993
Preferred stocks	46,500	49,500
Shares of mutual funds	13,230,469	14,720,920
Corporate bonds, notes and commercial paper	1,561,402	1,844,212
Short-term investments	3,038,732	2,162,605
Notes receivable, participants	249,471	338,747
Taxable municipal bonds	-	100,078
Other	4,624	4,624
	29,467,097	30,794,679
Receivables:		
Accrued interest and dividends	52,226	55,112
Participants' contributions	40,866	38,587
	93,092	93,699
Total assets	29,560,189	30,888,378
LIABILITIES		
Accounts payable	-	3,473
Cash overdraft	-	1,048
Total liabilities	-	4,521
NET ASSETS AVAILABLE FOR BENEFITS	$ 29,560,189	$ 30,883,857

See Notes to Financial Statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Additions to net assets attributed to:			
Investment income:			
Net appreciation (depreciation) in fair value of investments	$ (2,008,059)	$ (2,756,679)	$ 5,753,286
Interest and dividends	715,414	609,041	578,091
	(1,292,645)	(2,147,638)	6,331,377
Contributions:			
Employers'	677,540	494,725	679,750
Employees'	1,006,812	927,801	783,823
Employee contribution rollovers	85,089	39,113	114,296
	1,769,441	1,461,639	1,577,869
Total additions	476,796	(685,999)	7,909,246
Deductions from net assets attributed to:			
Benefits paid to participants	1,645,515	1,141,046	944,297
Administrative expenses	154,949	181,739	182,096
Total deductions	1,800,464	1,322,785	1,126,393
Net (decrease) increase	(1,323,668)	(2,008,784)	6,782,853
Net assets available for benefits:			
Beginning of year	30,883,857	32,892,641	26,109,788
End of year	$ 29,560,189	$ 30,883,857	$ 32,892,641

See Notes to Financial Statements.

Note 1. Plan Description

The following description of the First Busey Corporation (the Corporation) Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a multiple-employer defined contribution plan. Participating employers are First Busey Corporation and its subsidiaries (the Employers).

The Plan is a defined contribution plan covering all full-time employees of the Employers who have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

Each year, participants may contribute up to 15% of the pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other defined benefit or defined contribution plans.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers eight investment options to participants.

The Employers' contributions to the profit sharing portion of the Plan are determined by the Board of Directors. The Employers also make matching contributions to the Plan equal to a percentage of the first 6% of total compensation that a participant contributes to the Plan. The Employers' matching contribution is dependent upon the earnings per share attained by First Busey Corporation. The Board of Directors approves the level of matching contributions each year. Contributions are subject to certain limitations.

Participant accounts:

Each participant's profit sharing account is credited with the participant's contributions and allocations of (a) the Employers' contribution, (b) Plan earnings, (c) forfeitures of terminated participants' non-vested accounts, and (d) charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:

Participants are immediately vested in their voluntary contributions, the Corporation's contribution and the respective Plan earnings on those contributions.

Vesting in the Employers' profit sharing contributions portion of their accounts is based on years of continuous service. A participant is 100 percent vested after seven years of credited service.

Notes receivable, participants:

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate as set by American National Bank. Interest rates range from 7.5 percent to 8.5 percent and are fixed over the term of the loan. Principal and interest is paid ratably through monthly payroll deductions.

Payment of benefits:

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or an annuity payable to the participant for his or her life with an annuity payable to the participant's surviving spouse equal to 50% of the participant's annuity. The participant may elect to receive a smaller annuity benefit with continuation of payments to the spouse at a rate of 75% or 100% of the participants' annuity.

Forfeited accounts:

Forfeited nonvested accounts totaled $4,920 as of December 31, 2001. The employer contribution was not reduced by forfeited nonvested accounts for the year ended December 31, 2001.

Note 2. Significant Accounting Policies

Basis of accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition:

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Securities traded on any recognized stock exchange are valued at the last reported sales price at the valuation date. Securities not listed on an exchange and securities for which no sale has been reported on that day are valued at the closing bid price, or at fair value as determined by the Trustee. Certificates of deposit and participant and other notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The 2002 market volatility of equity-based investments is expected to substantially impact the value of such investments at any given time.

It is likely that the value of the Plan's investments, both in total and in individual participant accounts, has declined since December 31, 2001.

Payment of benefits:

Benefits are recorded when paid.

Note 3. Investments

The following table presents the fair values of investments as of December 31, 2001 and 2000. Investments that represent 5 percent or more of the Plan's net assets as of December 31, 2001 are separately identified.

	2001	2000
Investments at fair value:		
Common and preferred stock:		
First Busey Corporation Common Stock	$ 9,057,579	$ 9,303,216
Other	2,324,820	2,320,277
Shares of mutual funds:		
Northern Instl. Sm. Co. Index A	2,189,370	2,024,939
Vanguard Index 500 Trust	3,134,708	3,898,879
Other	7,906,391	8,797,102
Corporate bonds, notes and commercial paper	1,561,402	1,844,212
Short-term investments:		
Certificate of deposit, Busey Bank	2,258,492	1,500,643
Other short-term investments	780,240	661,962
Notes receivable, participants	249,471	338,747
Taxable municipal bonds	-	100,078
Other	4,624	4,624
	$ 29,467,097	$ 30,794,679

During the years ended December 31, 2001, 2000 and 1999 the Plan's investments (including investments bought, sold and held during the year) (depreciated) appreciated in value by $(2,008,059), $(2,756,679) and $5,753,286 respectively, as follows:

	2001	2000	1999
Investments at fair value:			
Common stocks	$ 312,000	$ (1,434,264)	$ 2,764,993
Preferred stock	(3,000)	7,800	5,575
Shares of mutual funds	(2,378,583)	(1,381,626)	3,078,052
Corporate bonds, notes and commercial paper	61,483	50,433	(91,665)
Taxable municipal bonds	41	742	(2,694)
Other	-	262	-
U. S. Treasury and federal agency securities	-	(26)	(975)
	$ (2,008,059)	$ (2,756,679)	$ 5,753,286

Note 4. Short-Term Investments

Short-term investments at December 31, 2001 and 2000 consist of certificates of deposit at Busey Bank, a subsidiary of First Busey Corporation with an interest rate of 3% and a six month maturity. These deposits include approximately $2,200,000 and $1,400,000 which are in excess of federally insured limits at December 31, 2001 and 2000, respectively.

Note 5. Party in Interest Transactions

Parties in interest include fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons just listed.

Fees paid to First Busey Trust & Investment Co., the Plan's trustee, for investment management services amounted to $106,907, $137,447 and $142,939 for the three years ended December 31, 2001, 2000 and 1999, respectively.

The Plan invests in certificates of deposit with Busey Bank, a subsidiary of First Busey Corporation. Purchases and maturities of certificates of deposit from Busey Bank also qualify as party in interest transactions.

Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan.

Note 6. Income Tax Status

The Internal Revenue Service has determined and informed First Busey Corporation by a letter dated May 25, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 7. Plan Termination

Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Employers' may determine.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
December 31, 2001

Description	Number of Shares or Principal Amount	Cost	Current Value
COMMON STOCKS			
Abbott Laboratories	1,068	$ 33,827	$ 59,541
Alcoa, Inc	1,600	50,112	56,880
American International Group	1,163	71,232	92,342
Amgen, Inc	700	49,569	39,508
Analog Devices, Inc	960	49,776	42,614
BP PLC Sponsored ADR	1,000	50,460	46,510
Bristol Myers Squibb Co.	680	29,662	34,680
Calpine Corp	383	17,917	6,431
Cisco Systems, Inc.	1,440	13,683	26,078
Citigroup, Inc	1,725	82,485	87,078
Disney	1,896	52,836	39,285
Duke Energy Corp	1,300	49,731	51,038
duPont (E.I.) deNemours & Co.	868	49,751	36,899
Emerson Electric Co.	960	52,476	54,816
Exxon Mobil Corp	1,154	32,442	45,352
Federal National Mortgage Association	672	33,939	53,424
* First Busey Corp.	421,675	6,477,230	9,057,579
First Data Corp.	1,210	35,429	94,925
FleetBoston Financial Corp.	1,047	37,055	38,216
General Dynamics Corp	1,075	88,275	85,613
General Electric Co.	1,896	42,840	75,992
Home Depot Inc.	1,148	21,850	58,559
Intel Corp.	1,808	34,006	56,862
International Business Machines	500	50,940	60,480
Kohl's Corp.	1,284	22,101	90,445
Kroger Co.	2,000	50,557	41,740
May Department Stores Co.	1,440	52,476	53,251
McDonald's Corp.	2,092	48,735	55,375
Microsoft Corporation	1,060	35,338	70,225
Motorola, Inc.	1,290	39,307	19,376
National City Corp	1,724	51,507	50,410
Noble Affiliates	1,300	52,536	45,877
Pepsico	1,474	53,949	71,769
Pfizer	1,100	49,874	43,835
Procter & Gamble	684	46,941	54,125
Royal Dutch Petroleum 1.25 Guilder Shares	960	51,516	47,059
Sara Lee Corp	2,380	52,301	52,907
Schering-Plough Corp.	800	23,906	28,648
Siebel Systems	800	48,500	22,384
State Street Corp.	1,106	31,887	57,789
Sun Microsystems Inc	2,160	26,633	26,568
Tyco International	850	48,297	50,065
Wal-Mart Stores, Inc.	1,420	46,931	81,721
Wells Fargo & Co New	1,600	52,110	69,552
Zimmer Holdings, Inc	68	1,503	2,076
Total common stocks		$ 8,394,428	$ 11,335,899

(Continued)

* Represents party-in-interest transaction.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR, CONTINUED
December 31, 2001

Description	Number of Shares or Principal Amount	Cost	Current Value
PREFERRED STOCKS			
CNB CAP TR I GTD CONV. PFD	1,200.000	$ 30,000	$ 46,500
Total preferred stocks		$ 30,000	$ 46,500
SHARES OF MUTUAL FUNDS			
Berger International CORE	69,589.631	$ 937,922	$ 727,908
Fidelity Advisor Equity Growth Class I	1,067.524	39,026	53,664
Fidelity Advisor Equity Growth Class I	17,920.220	1,037,869	900,849
Fidelity Advisor Small Cap - Cl I	4,444.445	50,000	81,378
Invesco Dynamics	3,540.139	58,200	56,394
Invesco Dynamics	55,898.058	971,011	890,456
Janus Fund	1,817.249	41,633	44,704
Janus Fund	34,192.574	1,067,078	841,137
MFS Capital Opportunities Fund - Cl I	2,886.115	55,500	38,905
MFS Capital Opportunities Fund - Cl I	64,625.789	1,225,182	871,156
Mutual Shares Fund - Class Z	2,864.997	50,591	55,696
Mutual Shares Fund - Class Z	45,059.982	937,751	875,966
Nicholas Fund, Inc.	640.425	38,272	34,884
Nicholas Fund, Inc.	17,320.380	1,281,980	943,441
Northern Instl Small Company Index A	203,851.958	2,484,396	2,189,370
Scudder International Fund - Cl S	19,800.386	1,116,705	725,882
Vanguard Index 500 Trust	29,603.435	3,656,064	3,134,708
Northern Instl Intermediate Bond A	38,878.904	759,188	763,971
Total shares of mutual funds		$ 15,808,368	$ 13,230,469
CORPORATE BONDS, NOTES AND COMMERCIAL COMMERCIAL PAPER			
Abbey Natl PLC Medium Term, 6.690% due October 17, 2005	50,000	$ 49,292	$ 52,396
Abbott Labs, Inc., 5.125%, due July 1, 2004	30,000	30,920	30,897
AIG Sun America Global, 5.850% due August 1, 2008	50,000	50,565	50,312
American General Corp., 6.250%, due March 15, 2003	100,000	95,916	104,011
Corporate bonds, notes and commercial paper subtotal		$ 226,693	$ 237,616

(Continued)

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR, CONTINUED
December 31, 2001

Description	Number of Shares or Principal Amount	Cost	Current Value
Corporate bonds, notes and commercial paper brought forward		$ 226,693	$ 237,616
Associates Corp. NA, 6.000%, due December 1, 2002	50,000	51,011	51,486
Bank One Corp. Note, 6.875%, due August 1, 2006	50,000	48,638	53,129
Bank One Corp. Global Notes, 6.400%, due August 1, 2002	50,000	49,262	51,146
Bear Stearns Co., Inc., 6.700%, due August 1, 2003	50,000	50,582	52,394
Chemical Bank, 6.625%, due August 15, 2005	50,000	51,271	52,516
Citicorp, 6.375%, due January 15, 2006	25,000	25,902	25,953
Commercial Cr. Group Inc., 5.875%, due January 15, 2003	50,000	48,276	51,613
Ford Motor Credit Corp., 6.125%, due January 9, 2006	50,000	50,334	48,783
Goldman Sachs Group Inc., 7.625%, due August 17, 2005	50,000	50,630	54,107
Household Finance Corp., 5.875%, due September 25, 2004	50,000	50,157	51,363
Intervest Bancshares Corp., 8.000%, due July 1, 2008	30,000	23,100	27,555
Loews Corp., 6.750%, due December 15, 2006	150,000	153,088	152,739
Merrill Lynch & Co. Inc., 6.000%, due July 15, 2005	50,000	50,163	51,659
Merrill Lynch & Co. Inc., 6.000%, due November 15, 2004	50,000	50,725	52,190
Merrill Lynch & Co. Inc., 6.550%, due August 1, 2004	100,000	100,706	105,734
Morgan Stanley Dean Witter, 6.875%, due March 1, 2007	50,000	48,857	52,390
Morgan Stanley Dean Witter, 6.560%, due December 16, 2007	150,000	156,512	156,791
NationsBank Corp., 6.125%, due July 15, 2004	50,000	50,670	52,454
NationsBank Corp., 6.375%, due February 15, 2008	75,000	75,214	76,716
Corporate bonds, notes and commercial paper subtotal		$ 1,411,791	$ 1,458,334

(Continued)

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR, CONTINUED
December 31, 2001

Description	Number of Shares or Principal Amount	Cost	Current Value
Corporate bonds, notes and commercial paper brought forward		$ 1,411,791	$ 1,458,334
Norwest Corp., 6.800%, due May 15, 2002	25,000	24,880	25,436
St. Paul Companies, Inc., 6.170%, due January 15, 2001			
St. Paul Companies, Inc., 7.970%, due May 20, 2002	25,000	25,371	25,557
Tele-Communications Inc., 7.250%, due August 1, 2005	50,000	50,781	52,075
Total corporate bonds, notes and commercial paper		$ 1,512,823	$ 1,561,402
SHORT-TERM INVESTMENTS			
* Certificate of Deposit, Busey Bank, 3.000%, due June 30, 2002	2,258,492	$ 2,258,492	$ 2,258,492
Northern Institutional Government Select Portfolio	11,526	11,526	11,526
Northern Institutional Government Select Portfolio	7,371	7,371	7,371
Northern Institutional Government Select Portfolio	13,853	13,853	13,853
Northern Institutional Government Select Portfolio	677,578	677,578	677,578
Northern Institutional Government Select Portfolio	48,330	48,330	48,330
Northern Institutional Government Select Portfolio	17,198	17,198	17,198
Northern Institutional Government Select Portfolio	2,473	2,473	2,473
Northern Institutional Government Select Portfolio	846	846	846
Northern Institutional Government Select Portfolio	1,066	1,065	1,065
Total short-term investments		$ 3,038,732	$ 3,038,732
NOTES RECEIVABLE, Participants			
Participant, 7.750%, due May 15, 2002	$ 230	$ 230	$ 230
Participant, 7.750%, due June 15, 2002	383	383	383
Participant, 7.750%, due June 15, 2002	550	550	550
Participant, 8.250%, due October 15, 2002	303	303	303
Participant, 8.250%, due November 15, 2002	303	303	303
Participant, 8.500%, due December 15, 2002	597	597	597
Participant, 8.500%, due December 15, 2002	869	869	869
Notes receivable, participants, subtotal		$ 3,235	$ 3,235

(Continued)

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR, CONTINUED
December 31, 2001

Description	Number of Shares or Principal Amount	Cost	Current Value
Notes receivable, participant, brought forward		$ 3,235	$ 3,235
Participant, 8.500%, due December 15, 2002	1,255	1,255	1,255
Participant, 8.500%, due March 15, 2003	1,783	1,783	1,783
Participant, 9.500%, due May 15, 2003	508	508	508
Participant, 9.500%, due June 15, 2003	535	535	535
Participant, 9.500%, due July 15, 2003	2,421	2,421	2,421
Participant, 8.500%, due July 15, 2003	1,795	1,795	1,795
Participant, 9.500%, due August 15, 2003	826	826	826
Participant, 8.500%, due August 15, 2003	4,246	4,246	4,246
Participant, 8.500%, due September 15, 2003	2,394	2,394	2,394
Participant, 9.500%, due September 15, 2003	618	618	618
Participant, 9.500%, due September 15, 2003	1,791	1,791	1,791
Participant, 9.500%, due September 15, 2003	618	618	618
Participant, 9.000%, due January 15, 2004	1,445	1,445	1,445
Participant, 9.000%, due January 15, 2004	2,095	2,095	2,095
Participant, 8.000%, due March 15, 2004	1,467	1,467	1,467
Participant, 8.000%, due March 15, 2004	3,213	3,213	3,213
Participant, 8.000%, due April 15, 2004	3,272	3,272	3,272
Participant, 8.000%, due April 15, 2004	1,594	1,594	1,594
Participant, 7.750%, due April 15, 2004	9,959	9,959	9,959
Participant, 7.500%, due May 15, 2004	2,550	2,550	2,550
Participant, 7.000%, due June 15, 2004	1,187	1,187	1,187
Participant, 7.000%, due July 15, 2004	3,930	3,930	3,930
Participant, 8.000%, due July 15, 2004	2,913	2,913	2,913
Participant, 6.750%, due August 15, 2004	3,145	3,145	3,145
Participant, 6.500%, due September 15, 2004	3,696	3,696	3,696
Participant, 8.250%, due September 15, 2004	14,602	14,602	14,602
Participant, 5.000%, due November 15, 2004	1,257	1,257	1,257
Participant, 5.000%, due November 15, 2005	3,215	3,215	3,215
Participant, 8.500%, due January 15, 2005	6,657	6,657	6,657
Participant, 8.750%, due March 15, 2005	6,632	6,632	6,632
Notes receivable, participants, subtotal		$ 94,854	$ 94,854

(Continued)

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR, CONTINUED
December 31, 2001

Description	Number of Shares or Principal Amount	Cost	Current Value
Notes receivable, participant, brought forward		$ 94,854	$ 94,854
Participant, 9.000%, due March 15, 2005	18,121	18,121	18,121
Participant, 9.000%, due April 15, 2005	5,720	5,720	5,720
Participant, 9.000%, due May 15, 2005	14,607	14,607	14,607
Participant, 9.500%, due July 15, 2005	19,072	19,072	19,072
Participant, 9.500%, due July 15, 2005	6,484	6,484	6,484
Participant, 9.500%, due August 15, 2005	12,133	12,133	12,133
Participant, 9.500%, due November 15, 2005	7,558	7,558	7,558
Participant, 8.500%, due February 15, 2006	7,432	7,432	7,432
Participant, 8.500%, due February 15, 2006	4,307	4,307	4,307
Participant, 8.500%, due February 15, 2006	7,752	7,752	7,752
Participant, 8.000%, due March 15, 2006	5,245	5,245	5,245
Participant, 7.000%, due June 15, 2006	10,888	10,888	10,888
Participant, 7.000%, due July 15, 2006	6,041	6,041	6,041
Participant, 8.500%, due September 15, 2007	14,613	14,613	14,613
Participant, 8.500%, due April 15, 2008	3,597	3,597	3,597
Participant, 8.500%, due July 15, 2008	5,903	5,903	5,903
Participant, 9.500%, due July 15, 2010	3,181	3,181	3,181
Participant, 6.000%, due September 15, 2011	1,963	1,963	1,963
Total, notes receivable, participants		$ 249,471	$ 249,471
OTHER			
New England Life Insurance policy	1	$ 2,763	$ 4,624

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2001

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or Loss

There were no reportable transactions for the period. All transactions are participant directed.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
PARTY IN INTEREST TRANSACTIONS
Year Ended December 31, 2001

Description of Transaction	Transaction Amount
Management fees paid to First Busey Trust & Investment Co.	$ 106,907
Purchases of Busey Bank certificates of deposit	771,349
Maturities of Busey Bank certificates of deposit	13,500
Purchases of First Busey Corporation common stock	724,393
Sales of First Busey Corporation common stock	770,030

FIRST BUSEY CORPORATION
EMPLOYEES' STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

FIRST BUSEY CORPORATION
EMPLOYEES' STOCK OWNERSHIP PLAN

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Administrative Committee and Participants
First Busey Corporation Employees' Stock Ownership Plan
Urbana, Illinois

We have audited the accompanying statements of net assets available for benefits of **First Busey Corporation Employees' Stock Ownership Plan** as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of **First Busey Corporation Employees' Stock Ownership Plan** as of December 31, 2001 and 2000, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes, reportable transactions and party in interest transactions as of or for the year ended December 31, 2001 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Champaign, Illinois
May 3, 2002

FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001			2000		
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
ASSETS						
Money market fund	$ 1,355	$ -	$ 1,355	$ 4,747	$ -	$ 4,747
Accounts receivable	-	-	-	3,083	-	3,083
Investments in First Busey Corporation common stock, at fair value	17,435,896	1,933,200	19,369,096	16,132,189	2,033,625	18,165,814
Total assets	17,437,251	1,933,200	19,370,451	16,140,019	2,033,625	18,173,644
LIABILITIES						
Dividends payable	-	-	-	5,420	-	5,420
Notes payable	-	2,021,000	2,021,000	-	2,283,000	2,283,000
Total liabilities	-	2,021,000	2,021,000	5,420	2,283,000	2,288,420
NET ASSETS AVAILABLE (DEFICIT) FOR PLAN BENEFITS	$ 17,437,251	$ (87,800)	$ 17,349,451	$ 16,134,599	$ (249,375)	$ 15,885,224

See Notes to Financial Statements.

FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2001, 2000 and 1999

	2001		
	Allocated	Unallocated	Total
Investment income:			
Net change in unrealized appreciation (depreciation) in fair value of investments	$ 1,219,080	$ 157,335	$ 1,376,415
Interest	1,211	-	1,211
Dividends	469,639	-	469,639
Commissions refund	4,464	-	4,464
Employer contributions	162,000	262,000	424,000
Allocation of First Busey Corporation common stock, at fair value			
2001 - 12,000 shares	257,760	-	257,760
2000 - 18,000 shares	-	-	-
1999 - 44,285 shares	-	-	-
Total additions (deductions)	2,114,154	419,335	2,533,489
Interest expense	156,021	-	156,021
Administrative expenses	65,318	-	65,318
Distributions to participants:			
Cash	818	-	818
Stock 2001 - 9,411 shares	173,132	-	173,132
Stock 2000 - 39,953 shares	-	-	-
Stock 1999 - 11,369 shares	-	-	-
Dividend distributions to participants	416,213	-	416,213
Allocation of First Busey Corporation common stock, at market value			
2001 - 12,000 shares	-	257,760	257,760
2000 - 18,000 shares	-	-	-
1999 - 44,285 shares	-	-	-
Total deductions	811,502	257,760	1,069,262
Net increase (decrease)	1,302,652	161,575	1,464,227
Net assets available (deficit) for benefits:			
Beginning of year	16,134,599	(249,375)	15,885,224
End of year	$ 17,437,251	$ (87,800)	$ 17,349,451

See Notes to Financial Statements.

2000			1999		
Allocated	Unallocated	Total	Allocated	Unallocated	Total
$ (2,126,183)	$ (322,500)	$ (2,448,683)	$ 3,443,525	$ 173,748	$ 3,617,273
2,415	-	2,415	1,669	-	1,669
443,886	-	443,886	376,297	-	376,297
-	-	-	-	-	-
170,000	337,000	507,000	80,000	150,000	230,000
-	-	-	-	-	-
358,875	-	358,875	-	-	-
-	-	-	1,001,955	-	1,001,955
(1,151,007)	14,500	(1,136,507)	4,903,446	323,748	5,227,194
208,569	-	208,569	50,417	-	50,417
49,672	-	49,672	54,000	-	54,000
1,297	-	1,297	590	-	590
-	-	-	-	-	-
903,937	-	903,937	-	-	-
-	-	-	207,484	-	207,484
391,144	-	391,144	347,393	-	347,393
-	-	-	-	-	-
-	358,875	358,875	-	-	-
-	-	-	-	1,001,955	1,001,955
1,554,619	358,875	1,913,494	659,884	1,001,955	1,661,839
(2,705,626)	(344,375)	(3,050,001)	4,243,562	(678,207)	3,565,355
18,840,225	95,000	18,935,225	14,596,663	773,207	15,369,870
$ 16,134,599	$ (249,375)	$ 15,885,224	$ 18,840,225	$ 95,000	$ 18,935,225

Note 1. Plan Description and Basis of Presentation

First Busey Corporation (the Corporation) established the First Busey Corporation Employees' Stock Ownership Plan (the Plan) effective as of January 1, 1984. The Plan operates as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is a multiple-employer stock ownership plan and is administered by the Corporation. First Busey Trust & Investment Co., a subsidiary of the Corporation, is the Plan's Trustee.

The Plan purchased Corporation common shares using the proceeds of bank borrowings (see Note 6) guaranteed by the Corporation, and holds the stock in a trust established under the Plan. The borrowings are to be repaid over a five to ten year period by fully deductible Corporation contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

The bank borrowings are collateralized by the unallocated shares of stock and are guaranteed by the Corporation. The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan for the years 2001 and 2000 present separately the assets and liabilities and changes therein pertaining to:

(a) the accounts of employees with vested rights in allocated stock (Allocated) and

(b) stock not yet allocated to employees (Unallocated).

Employees of the Corporation and its participating subsidiaries are generally eligible to participate in the Plan after one year of service providing they worked at least 1,000 hours during such Plan year. Participants who do not have at least 1,000 hours of service during such Plan year or are not employed on the last working day of a Plan year are generally not eligible for an allocation of Corporation contributions for such year.

No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Corporation and its participating subsidiaries. Distributions are made in cash or, if a participant elects, in the form of Corporation common stock plus cash for any fractional share.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

The Corporation reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the Employee Benefits Committee shall direct the Trustee to pay all liabilities and expenses of the trust fund and to sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan.

Participants' accounts:

Each participant's account is credited with an allocation of (a) the employer contributions, (b) the Plan's net earnings and (c) forfeitures of terminated participant's non-vested accounts.

Allocations of common stock released and forfeitures are based on the eligible compensation of each participant. Allocations of the Plan's net earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting:

Vesting in the participants' accounts is based on years of continuous service. A participant is 100 percent vested after seven years of credited service.

Payment of benefits:

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or in installments over a period not longer than the life expectancy of the participant.

Dividends:

Dividends on common stock allocated to participants' accounts are distributed directly to the participant so that the dividends result in income tax deductions for First Busey Corporation.

Dividends on common stock not allocated to participants' accounts are distributed directly to the Plan to offset interest and administrative expenses.

Plan termination:

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their accounts. Presently, there is no intention on the part of the Corporation to terminate the Plan or to discontinue contributions to the Plan.

Note 2. Summary of Significant Accounting Policies

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition:

The common stock of the Corporation is valued at fair value. Prior to October, 1998, the Corporation's common stock was traded in the over-the-counter (OTC) market. Fair value was determined by the last reported sales price at the valuation date. Since October, 1998, the Corporation's common stock is traded on the NASDAQ. Fair value of the common stock is determined by quoted market prices.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the specific identification cost method.

Note 3. Employer Contributions

The Corporation is obligated to make contributions in cash to the Plan which, when aggregated with the Plan's dividends and interest earnings, equal to the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its debt discussed in Note 6.

The Corporation may also make discretionary contributions in cash to the Plan. The Corporation made a discretionary contribution of $162,000, $170,000 and $80,000 for the Plan years ended December 31, 2001, 2000 and 1999, respectively.

Note 4. Administration of Plan Assets

The Plan's assets, which consist principally of First Busey Corporation common stock, are held by the Trustee of the Plan.

Company contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants. The Trustee also administers the payment of interest and principal on the loans, which are reimbursed to the Trustee through contributions as determined by the Corporation.

Certain administrative functions are performed by officers or employees of the Corporation or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid directly by the Plan.

Note 5. Investment

The Plan's investment consists solely of First Busey Corporation common stock as follows:

	December 31,			
	2001		2000	
	Allocated	Unallocated	Allocated	Unallocated
Number of shares	811,727	90,000	809,138	102,000
Cost	$ 4,825,273	$ 534,950	$ 4,412,876	$ 556,288
Fair value	$ 17,435,896	$ 1,933,200	$ 16,132,189	$ 2,033,625

In November 1999, the Plan purchased 100,000 shares of First Busey Corporation common stock from an employee/stockholder. The purchase of the stock was financed from the proceeds of a note from American National Bank of Chicago.

Note 6. Notes Payable

Notes payable consist of:

	2001	2000
American National Bank of Chicago, due December 15, 2006	$ 125,000	$ 150,000
American National Bank of Chicago, due December 15, 2009	1,896,000	2,133,000
	$ 2,021,000	$ 2,283,000
Shares of First Busey Corporation common stock secured as collateral	90,000	102,000

As of December 31, 2001, the interest rates on the above notes payable are at LIBOR plus 1.4%. The effective rate was 6.73% at December 31, 2001 and 8.30% at December 31, 2000. Principal payments are due annually in December with interest paid quarterly.

As of December 31, 2001, the scheduled maturities of the notes payable are as follows:

2002	$ 262,000
2003	262,000
2004	262,000
2005	262,000
2006	262,000
Thereafter	711,000
	$ 2,021,000

Note 7. Tax Status

The Internal Revenue Service has determined and informed the Corporation by a letter dated March 28, 1996, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 8. Party in Interest Transactions

Parties in interest include fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons just listed.

Fees paid to First Busey Trust & Investment Co., the Plan's trustee, for investment management services amounted to $30,000, $30,000 and $31,320 for each of the years in the three year period ended December 31, 2001.

Note 9. Forfeited Accounts

For the year ending December 31, 2001, forfeited non-vested accounts totaled $16,548. These accounts have been allocated to participants' accounts.

FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
December 31, 2001

Description	Number of Shares	Cost	Current Value
First Busey Corporation common stock	901,727	$ 5,360,223	$ 19,369,096

FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2001

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expenses Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or Loss
First Busey Corporation	None							

FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
PARTY IN INTEREST TRANSACTIONS
Year Ended December 31, 2001

Description of Transaction	Transaction Amount
Management fees paid to First Busey Trust & Investment Co.	$ 30,000

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Busey Corporation Profit Sharing Plan and Trust

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Busey Corporation Employee Stock Ownership Plan

Exhibits

23.1 Consent of Independent Public Accountants – First Busey Profit Sharing Plan and Trust 37

23.2 Consent of Independent Public Accountants – First Busey Employee Stock Ownership Plan 38

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-30095) under the Securities Act of 1933 of First Busey Corporation of our report dated May 3, 2002 on our audits of the financial statements of First Busey Corporation Profit Sharing Plan and Trust as of December 31, 2001 and 2000, and for each of the years in the three year period ended December 31, 2001 and supporting schedules as of December 31, 2001, which is included in the Annual Report on Form 11-K for the year ended December 31, 2001.

McGladrey and Pullen, LLP

McGladrey + Pullen, LLP

Champaign, Illinois
May 3, 2002

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM
International

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-60402) under the Securities Act of 1933 of First Busey Corporation of our report dated May 3, 2002 on our audits of the financial statements of First Busey Corporation Employee Stock Option Plan as of December 31, 2001 and 2000, and for each of the years in the three year period ended December 31, 2001 and supporting schedules as of December 31, 2001, which is included in the Annual Report on Form 11-K for the year ended December 31, 2001.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP

Champaign, Illinois
May 3, 2002